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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

  Simonin               Richard
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   (Last)               (First)                 (Middle)

c/o La Redoute S.A.           110, rue de Blanchemaille
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                                    (Street)

59051 Roubaix, France
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

4/3/98

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

Brylane Inc./BYL
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock, par value $.01          8,010,917                   I                    (see note below)
   per share
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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

   On April 3, 1998, REDAM LLC ("REDAM"), a wholly owned, indirect subsidiary of Pinault-Printemps-Redoute S.A. ("PPR"), purchased 8,010,917 shares of common stock, par value $.01 per share, of Brylane Inc. ("Brylane") from certain Brylane stock- holders, including certain members of Brylane management, at a purchase price of $51 per share. Such purchases are more fully described in, and the stock purchase agreements relating to certain of the purchased shares are filed as exhibits to, the Schedule 13D filed by PPR with the Securities and Exchange Commission on April 13, 1998.

   As Chairman and Chief Executive Officer of S.A. Redoute France, an affiliate of PPR and an affiliate of La Redoute S.A., the parent company of REDAM, Mr. Simonin may be deemed to beneficially own the 8,010,917 shares purchased by REDAM. Mr. Simonin disclaims beneficial ownership of such shares and this report shall not be deemed an admission that Mr. Simonin is the beneficial owner of such securities for any purpose.



           /s/ Richard Simonin                                   4/13/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
           Richard Simonin

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.